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| CUSIP No. 36317Q 10 4 |                                  | Page 1 of 7 Pages|
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         GALAXY NUTRITIONAL FOODS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   36317Q 10 4
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                                 (CUSIP Number)

                               Frederick A. DeLuca
                          c/o Doctor's Associates, Inc.
                                  325 Bic Drive
                              Milford, Connecticut
                                 (203) 877-4281
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Frederick A. DeLuca
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) |_|
    (b) |_|
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3)  SEC USE ONLY
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4)  SOURCE OF FUNDS (See Instructions)

    PF
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5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)
    |_|
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6) CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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      NUMBER OF         7) SOLE VOTING POWER
        SHARES
     BENEFICIALLY          12,201,395    (1)
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------------------------------------------------------
                        8) SHARED VOTING POWER

                                0
                        --------------------------------------------------------
                        9) SOLE DISPOSITIVE POWER

                                12,201,395  (1)
                        --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER

                                0
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,201,395  (1)
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12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)

    |_|
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48%
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14) TYPE OF REPORTING PERSON (See Instructions) IN
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

(1) Represents (i) 3,869,842 shares of common stock of the Issuer held by Mr. DeLuca, (ii) 500,000 shares of common stock of the Issuer issuable to Mr. DeLuca upon the exercise of certain warrants, (iii) 7,671,726 shares of Common Stock of the Issuer issuable upon the conversion of a convertible promissory note in the principal amount of $2,685,104.17 (the "Note"), and (iv) 159,827 shares of common stock issuable upon conversion of interest that accrues under the Note over the next 60 days.

Item 1.    Security and Issuer.

           This Amendment No. 3 to Schedule 13D, which amends the statement on
Schedule 13D originally filed as of October 6, 2004, as it has previously been amended by an Amendment No. 1 to Schedule 13D filed June 27, 2005, and Amendment No. 2 to Schedule 13D filed on September 27, 2005 relates to the Common Stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 2441 Viscount Row, Orlando, Florida 32809.

Item 2.    Identity and Background.

           (a) This Schedule 13D/A is being filed by Frederick A. DeLuca.

           (b) - (f) No changes.

Item 3.    Source and Amount of Funds or Other Consideration.

           Effective July 20, 2006, the Issuer issued to Mr. DeLuca a Convertible Promissory Note (the "Note") in the principal amount of $2,685,104.17, together with a warrant to purchase shares of the Issuer's Common Stock (the "Warrant'). The principal amount of the Note is convertible at $.35 per share for an aggregate of 7,671,726 shares of the Common Stock of the Company. The Note accrues interest at 12.5% per annum and accrued interest is also convertible at the rate of $.35 per share. No interest or principal payments are required under the Note until its maturity in fifteen months on October 19, 2007. The Warrant is exercisable for 200,000 shares of the Common Stock of the Company at a price of $.35 per share. Payment for the Note and Warrant consisted of: (i) the exchange of a promissory note issued by the Company to Mr. DeLuca in the amount of $1,200,000, which matured on June 15, 2006, (ii) $285,104.17 due Mr. DeLuca as a result of the Company's inability to register certain registrable securities by a specified effective date deadline pursuant to the terms of that certain Registration Rights Agreement dated as of October 6, 2004, and (iii) the loan by Mr. DeLuca of an additional $1,200,000 to the Company. The source of the additional $1,200,000 for Mr. DeLuca's loan was personal funds.

The foregoing descriptions of the Note and Warrant are qualified in their entirety by reference to each such agreement which is filed as an exhibit to this Schedule 13D/A, and is hereby incorporated herein by reference.

Item 4.    Purpose of the Transaction.

         The purpose of making the loan and acquiring the Warrant to purchase shares of the Common Stock by Mr. DeLuca was to refinance the Company's existing $1,200,000 due to Mr. DeLuca on June 15, 2006, to pay $285,104.17 due Mr. DeLuca as a result of the Company's inability to register certain registrable securities by a specified effective date deadline pursuant to the terms of that certain Registration Rights Agreement dated as of October 6, 2004, and with the additional proceeds of $1,200,000 contributed by Mr. DeLuca to allow the Company to repay an aggregate of $1,200,000 of other promissory notes due other third parties which also matured on June 15, 2006. The shares received upon conversion of the Note and the shares purchasable upon exercise of the Warrant are all restricted securities that have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemptions from registration requirements.

Item 5.    Interest in Securities of the Issuer.

           (a) Based upon information provided by the Company to Mr. DeLuca, the approximate percentage of Common Stock reported as beneficially owned by Mr. DeLuca is based on 17,109,894 shares outstanding, which is the total number of shares of Common Stock outstanding as of July 13, 2006, plus the 7,671,726 shares of Common Stock underlying conversion of the principal of the Note, 159,827 shares of Common Stock underlying conversion of interest that will accrue on the Note in the first 60 days after its issuance, and the 500,000 shares of Common Stock underlying warrants owned by Mr. DeLuca. As of the close of business on July 19, 2006, Mr. DeLuca owns directly and beneficially 12,201,395 shares of Common Stock, including the foregoing shares of Common Stock underlying the Note and the Warrants. Consequently, Mr. DeLuca beneficially owns approximately 48% of the shares outstanding for purposes of this Schedule 13D.

           (b) No changes.

           (c) Aside from the issuance to Mr. DeLuca of a convertible promissory note convertible into 7,671,726 shares of Common Stock in a transaction governed by the provisions of that certain Convertible Promissory Note dated as of July 19, 2006, by and between the Company and Mr. DeLuca (the "Note"), and the issuance to Mr. DeLuca of a warrant exercisable into 200,000 shares of Common Stock in a transaction governed by the provisions of that certain Warrant to Purchase Securities dated as of July 19, 2006 (the "Warrant"), Mr. DeLuca has not engaged in any transactions in the Common Stock during the 60 days preceding the date of the filing of this Amendment No. 3 to Schedule 13D. The Note is convertible into 7,671,726 shares of Common Stock at a price per share of $.35 and the Warrant is convertible into 200,000 shares of Common Stock at a price per share of $.35. Accrued interest on the Note is also convertible into shares of Common Stock at a price per share of $.35.

           (d) No changes.

           (e) No changes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except as described in Item 5 hereof, Mr. DeLuca does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

           Exhibit 1 $2,685,104.17 Convertible Promissory Note dated as of July 19, 2006 (Filed herewith.)

           Exhibit 2 Note Purchase Agreement dated as of July 19, 2006 (Filed herewith).

           Exhibit 3       Warrant dated as of July 19, 2006 (Filed herewith)

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2006

/s/ Frederick A. DeLuca
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Frederick A. DeLuca